Mail Stop 3561

May 13, 2010

Mr. Joseph Meuse
President and Chief Executive Officer
Daytona Systems, Inc.
360 Main Street
Washington, VA 22747

> **Re: Daytona Systems Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 000-52714**

Dear Mr. Meuse:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services